Prospectus Supplement No. 5	Filed Pursuant to Rule 424(b)(7)
(to Prospectus dated February 2, 2007)	Registration No. 333-140430

$1,725,000,000 1.75% Convertible Senior Notes due 2011

$1,725,000,000 1.75% Convertible Senior Notes due 2013

This prospectus supplement supplements the prospectus dated February 2, 2007, as supplemented by prospectus supplements dated February 9, 2007, February 16, 2007, February 23, 2007 and March 2, 2007, relating to the resale by certain selling securityholders of our 1.75% Convertible Senior Notes due 2011 (the “2011 notes”) and 1.75% Convertible Senior Notes due 2013 (the “2013 notes,” and together with the 2011 notes, the “notes”) and the shares of our common stock issuable upon conversion of the notes. The prospectus dated February 2, 2007, as supplemented by prospectus supplements dated February 9, 2007, February 16, 2007, February 23, 2007 and March 2, 2007, is referred to herein as the “prospectus.”

You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes or supplements the information contained in the prospectus.

Investing in the notes and our common stock issuable upon conversion of the notes involves risks that are described in the “Risk Factors” section of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 9, 2007.

SELLING SECURITYHOLDERS

The information in the prospectus in the table under the caption “Selling Securityholders” is amended by:

•                  replacing the information included therein regarding the selling securityholders identified in the first column of the “Revised Information Regarding Selling Securityholders” table below with the information set forth in the “Revised Information Regarding Selling Securityholders” table below; and

•                  adding the information in the below “Additional Selling Securityholders” table regarding certain selling securityholders.

The information set forth below is based on information previously provided by or on behalf of the named selling securityholders. Information concerning the selling securityholders may change from time to time. The selling securityholders may from time to time offer and sell any or all of the securities under the prospectus (as amended and supplemented hereby). Because the selling securityholders are not obligated to sell the notes or any shares of common stock issuable upon conversion of the notes, we cannot estimate the amount of the notes or how many shares of common stock that the selling securityholders will hold upon consummation of any such sales. In addition, since the date on which a selling securityholder provided this information to us, such selling securityholder may have sold, transferred or otherwise disposed of all or a portion of its notes or common shares issuable upon conversion of its notes.

Unless described in the prospectus under the caption “Selling Securityholder” (as amended and supplemented hereby), based upon information previously provided by the selling securityholders, none of the selling securityholders beneficially owns in excess of 1% of our outstanding common stock.

Except as noted in the prospectus under the caption “Selling Securityholder” (as amended and supplemented hereby), based upon the information previously provided by the selling securityholders, none of the selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.

Revised Information Regarding Selling Securityholders

	Principal amount of 2011 notes	Principal amount of 2013 notes	Number of Shares of Common Stock
Name(1)	beneficially owned and offered hereby	beneficially owned and offered hereby	Beneficially Owned (2)(3)	Offered Hereby(2)
Citigroup Global Markets, Inc.(4)(6)	$10,595,000	$18,480,000	1,808,401	1,808,401
Kettering Medical Center	444,000	—	27,616	27,616
Lehman Brothers Inc.(4)(7)	6,000,000	15,500,000	1,337,253	1,337,253
Wachovia Capital Markets LLC(4)(5)(8)	9,011,000	2,000,000	684,860	684,860

Additional Selling Securityholders

	Principal amount of 2011 notes	Principal amount of 2013 notes	Number of Shares of Common Stock
Name(1)	beneficially owned and offered hereby	beneficially owned and offered hereby	Beneficially Owned (2)(3)	Offered Hereby(2)
American Century Capital Portfolios, Inc. — Equity Income Fund(9)	$12,158,000	$—	756,201	756,201
Board of Trustees of the Sheet Metal Workers’ Local Union No. 224 Pension Plan(9)	16,000	—	995	995

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	Principal amount of 2011 notes	Principal amount of 2013 notes	Number of Shares of Common Stock
Name(1)	beneficially owned and offered hereby	beneficially owned and offered hereby	Beneficially Owned (2)(3)	Offered Hereby(2)
Credit Industriel et Commercial	2,000,000	2,000,000	248,791	248,791
Harbert Capital Structure and Convertible Arbitrage Master Fund, Ltd.(5)(10)	—	4,000,000	248,791	248,791
Plexus Fund Limited	10,000,000	—	621,978	621,978
Swiss Re Financial Products Corporation(5)	25,000,000	20,000,000	2,798,901	2,798,901

(1)             Information concerning other selling securityholders will be set forth in supplements to this prospectus supplement from time to time, if required.

(2)             Includes shares of common stock issuable upon conversion of notes, assuming conversion of all the named selling securityholder’s notes at the initial conversion rate of 62.1978 shares of common stock per $1,000 principal amount at maturity of the notes. This conversion rate is subject to adjustment, however, as described under “Description of Notes — Conversion Rights — Conversion Rate Adjustments” in the prospectus. As a result, the number of shares of common stock issuable upon conversion of the notes beneficially owned and offered by the named selling securityholder may increase or decrease in the future.

(3)             In addition to shares of common stock issuable upon conversion of the notes as described in footnote (1), also includes shares of common stock identified to us by the selling securityholder as owned by it.

(4)             The selling securityholder is a broker-dealer.

(5)             The selling securityholder is an affiliate of a broker-dealer.

(6)             This amount reflects an increase from the principal amount of (i) $4,279,000 of 2011 notes and (ii) $5,000,000 of 2013 notes previously listed for Citigroup Global Markets Inc. in the prospectus. Citigroup Global Markets Inc. was an initial purchaser of notes in the private placement offering, and an affiliate of Citigroup Global Markets Inc. is a counterparty to certain of convertible note hedge transactions and warrant transactions that we entered into on November 13, 2006 concurrently with execution of the purchaser agreement for our sale of the notes to the initial purchasers.

(7)             This amount reflects an increase of $2,000,000 in the principal amount of 2013 notes previously listed in the prospectus for Lehman Brothers Inc. Lehman Brothers Inc. was an initial purchaser of notes in the private placement offering.

(8)             This amount reflects an increase of $9,011,000 in the principal amount of 2011 notes previously listed in the prospectus for Wachovia Capital Markets LLC. Wachovia Capital Markets LLC has indicated that it is a wholly-owned subsidiary of Wachovia Corporation.

(9)             Each of American Century Capital Portfolios, Inc. — Equity Income Fund and Board of Trustees of the Sheet Metal Workers’ Local Union No. 224 Pension Plan has indicated that American Century Investment Management, Inc., as its registered investment advisor, exercises shared voting or investment power over the notes and the common stock issuable upon conversion of the notes of such selling securityholder.

(10)       Harbert Capital Structure and Convertible Arbitrage Master Fund, Ltd. has indicated that (i) Harbert CSCAF Offshore Manager, LLC serves as its investment manager, (ii) HMC Investors, LLC serves as managing member for Harbert CSCAF Offshore Manager, LLC, (iii) Harbert Management Corporation is the managing member of HMC Investors, LLC, (iv) Eric Wong serves as senior managing director to the selling securityholder, and (v) Michael Luce and Raymond Harbert may also be deemed to control Harbert Management Corporation. Harbert Capital Structure and Convertible Arbitrage Master Fund, Ltd. has indicated that each of Harbert CSCAF Offshore Manager, LLC, HMC Investors, LLC, Harbert Management Corporation and Messrs. Wong, Luce and Harbert, disclaims any beneficial ownership of the notes and common stock issuable upon conversion of such notes held by the selling securityholder.

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